ThinkEquity LLC

17 State Street, 41st Floor

New York, New York 10004

February 6, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tivic Health Systems, Inc. (the “Company”)
Registration Statement on Form S-1, as amended (File No. 333-268010) Withdrawal of Request for Acceleration

Ladies and Gentlemen:

ThinkEquity LLC, as representative of the underwriters of the offering contemplated by the Company, hereby requests withdrawal of its acceleration request letter filed as correspondence via EDGAR on January 5, 2023, which requested that the above-referenced Registration Statement on Form S-1, as amended (File No. 333-268010) become effective on Tuesday, January 10, 2023 at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable. The Company terminated its request that such Registration Statement be declared effective at this specific date and time and ThinkEquity LLC hereby formally withdraws its request for acceleration of the effective date as stated above.

Please contact counsel to ThinkEquity LLC, Leslie Marlow at (212) 885-5358 or Patrick Egan at (212) 885-5346 with any questions you may have concerning this withdrawal of request for acceleration.

Very truly yours,

ThinkEquity LLC

By:	/s/ Priyanka Mahajan
Name:	Priyanka Mahajan
Title:	Managing Director, Investment Banking

cc:	Leslie Marlow, Esq.

Blank Rome LLP

Patrick J. Egan, Esq.

Blank Rome LLP